Larry Spirgel
Division of Corporation Finance
U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0609

Reference:  Ambassadors Group, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Filed March 9, 2006
File No 000-33347

Dear Mr. Spirgel:

Please find below our response to your letter, dated November 2, 2006, regarding our Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission (the “Commission”) on March 9, 2006 (“Annual Report”). As requested, we have keyed our response to your comments and have attempted to provide you with a high level of detail. Of course, should you have any further questions, please contact me at any time at the telephone number indicated at the end of this letter.

We acknowledge that:

•	Ambassadors Group is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Ambassadors Group may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

SEC Question #1
We note your presentation of net revenues, gross revenue, less cost of sales, and net revenues from all programs. The presentation is not in accordance with Rule 5-03 of Regulation S-X. Please advise accordingly.

We have changed our presentation of net revenues, gross revenue, less cost of sales, and net revenues from all programs to comply with Rule 5-03 of Regulation S-X, as disclosed in our most recent 10-Q for the three and nine months ended September 30, 2006, filed on November 9, 2006. A copy of the Consolidated Statement of Operations from our November 9, 2006 Form 10-Q is attached. We will use this presentation in our prospective filings.

SEC Question #2
Please tell us how you determined that selling and tour promotion expenses and operating expenses related to your programs should not be classified as costs of sales.

The selling and tour promotion expenses primarily relate to advertising and direct marketing costs such as postage, printing, and related personnel costs. These costs are for the general marketing of future programs and are not directly related to the programs traveled in the current period. As such, we believe they are more appropriately classified as operating expenses in our Consolidated Statement of Operations.

In our most recent 10-Q for the three and nine months ended September 30, 2006, we have changed the description of these costs to “selling and marketing” as opposed to “selling and tour promotion” to provide a better description of the costs incurred. You will also see this change in the copy of the Consolidated Statement of Operations attached.

As I indicated above, we have attempted in this letter and its attachment to address all of the questions presented by your letter of November 2, 2006. In addition, both items set forth above have been appropriately addressed in our most recent Form 10-Q, filed on November 9, 2006. We believe that by addressing your comments in this letter and in our most recent Form 10-Q, we have eliminated the need to file an amendment to our Form 10-K for the fiscal year end December 31, 2005. We look forward to your confirmation that these items have been appropriately addressed and that the matter is concluded. Should you have any further questions, please contact me at telephone number 1-509-568-7617.

Sincerely,
Date: November 20, 2006	/s/ Chadwick J. Byrd
Chadwick J. Byrd
Chief Financial Officer

AMBASSADORS GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
For the three and nine months ended September 30, 2006 and 2005
(dollars in thousands, except per-share amounts)

	Nine months ended		Three months ended
	September 30,		September 30,
	2006	2005	2006	2005
Net revenue, non-directly delivered programs	$65,222	$61,676	$33,174	$29,805
Gross revenue, directly delivered programs	17,789	1,399	5,532	1,399
Total Revenue	83,011	63,075	38,706	31,204

Cost of sales, directly delivered programs	10,233	757	3,613	757
Gross Margin	72,778	62,318	35,093	30,447

Operating Expenses:
Selling and marketing	22,925	19,421	9,176	7,991
General and administrative	6,707	4,545	2,399	1,754
Total Operating Expenses	29,632	23,966	11,575	9,745
Operating income	43,146	38,352	23,518	20,702

Other income:
Interest income	3,626	2,010	1,263	765
Income before income taxes	46,772	40,362	24,781	21,467
Income tax provision	14,654	13,138	7,682	6,855
Net income	$32,118	$27,224	$17,099	$14,612

Net income per share — basic	$1.56	$1.34	$0.83	$0.72
Weighted-average common shares outstanding — basic	20,559	20,258	20,609	20,336
Net income per share — diluted	$1.50	$1.28	$0.80	$0.68
Weighted-average common shares outstanding — diluted	21,390	21,303	21,418	21,379

The accompanying notes are an integral part of the consolidated financial statements.